1. Name and Address of Reporting Person
   Savage, Robert C.
   76 South Main Street
   Akron, OH 44308
   USA
2. Issuer Name and Ticker or Trading Symbol
   FirstEnergy Corp. (FE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002 R1
5. If Amendment, Date of Original (Month/Day/Year)
   12/04/2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $22.56                                               01/01/2010 Common                      8584     D
(Right to buy)                                                                 Stock
Stock Options  $31.69                                               01/01/2011 Common                      5096     D
(Right to buy)                                                                 Stock
Stock Options  $31.7438                                             01/01/2009 Common                      5110     D
(Right to buy)                                                                 Stock
Phantom Stock  1 <F1>   12/03/2002 A         114.0        <F3>       <F3>      Common  114.0625 $31.5600   5400.459 I       By Key
Units                   <F2>                 625                               Stock                       7 <F4>           Trust
Phantom Stock  1        12/19/2002 J <F5>          28.8                        Common  28.8     $33.5850   5151.540 I       By Key
Units                                                                          Stock                       4                Trust
Phantom Stock  1        12/19/2002 J <F5>          68.66                       Common  68.6648  $34.2150   5151.540 I       By Key
Units                                              48                          Stock                       4                Trust
Phantom Stock  1        12/19/2002 J <F5>          37.39                       Common  37.392   $31.3700   5151.540 I       By Key
Units                                              2                           Stock                       4                Trust
Phantom Stock  1        12/19/2002 J <F5>          114.0                       Common  114.0625 $31.5600   5151.540 I       By Key
Units                                              625                         Stock                       4                Trust

Explanation of Responses:

<F1>
1 for 1
<F2>
The deemed execution date for this transaction is 12/4/2002.
<F3>
In accordance with the terms and conditions of the Amended FirstEnergy Corp. Deferred Compensation Plan for Directors.
<F4>
Represents number of shares beneficially owned as of 12/19/2002.
<F5>
This is a correction - not a sale. The Director elected to receive compensation in the form of deferred cash for 2002. Some of his fee balances were inadvertently applied to deferred stock. This amendment corrects the error.

SIGNATURE OF REPORTING PERSON
/s/ Robert C. Savage

DATE
12/19/2002